September 26, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Stephen Kim
Theresa Brillant
Brian Fetterolf
Dietrich King

Re:	InterPrivate II Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4 Filed August 12, 2022

File No. 333-266054

Ladies and Gentlemen:

On behalf of our client, InterPrivate II Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to the Company in the Staff’s letter, dated September 12, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 of the Company (File No. 333-266054) (the “Registration Statement”) filed on July 8, 2022, as amended by the Amendment No. 1 to the Registration Statement filed on August 12, 2022 (“Amendment No. 1”). The Registration Statement, as amended by Amendment No. 1 and Amendment No. 2, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed August 12, 2022 Cover Page

1.

We note your response to comment 2 that the “parties have not yet determined the terms of the re-allocation” and that “the Company will provide the requested disclosure in a pre-effective amendment to the Amended Registration Statement.” In connection therewith, and in addition to including a new question and answer on the allocations:

•

Please confirm that you will provide the requested disclosure on the cover page, and that of the 9,333,333 shares held in escrow and the 3,850,000 private warrants held by the sponsor, you will finalize and include the allocation terms, including the amounts to be issued and to whom, as well as the related mechanics and timing.

Response: We respectfully advise the Staff that the parties still have not yet determined the terms of the allocation of the Escrow Shares and the mechanics for such allocation. We confirm on behalf of the Company that once such terms have been determined, the Company will provide the requested disclosure in a pre-effective amendment to the Amended Registration Statement.

•

In this regard, we also note that the merger agreement attached as Annex A does not appear to contractually provide for the re-allocation of the sponsor’s private warrants, and Section 3.03 of the agreement indicates that the escrow share allocation mechanics and amounts have yet to be agreed upon by the parties. Please tell us how the parties plan to contractually finalize the escrow share allocation terms and the private warrants re-allocation terms, and confirm that you will file any associated agreements. Also tell us what consideration you gave to the timing of the allocations, as it appears that Section 3.03 contemplates up to an eighteen-month period for the parties to determine the escrow share allocation terms following the closing of the merger.

InterPrivate II Acquisition Corp.

September 26, 2022

Response: We respectfully advise the Staff that the parties intend to document their agreement with respect to the allocation of Escrow Shares once that allocation is determined. We further advise the Staff that no agreement was made between the parties with respect to any re-allocation of Private Warrants held by the Sponsor, which is why neither Section 3.03 of the Merger Agreement nor the Sponsor Support Agreement refer to any such re-allocation. To the extent there is a decision regarding the re-allocation of Private Warrants held by the Sponsor, which re-allocation is not currently contemplated by the Merger Agreement or the Sponsor Support Agreement, the Company will revise its disclosure in a pre-effective amendment to the Amended Registration Statement to describe any such agreement. Finally, as the parties intended to retain broad flexibility to evaluate and propose a variety of potential future incentive structures, no particular consideration was given regarding the timing of the allocations, with the eighteen-month period providing the parties with further timing flexibility. Once the expected timing of the allocation of Escrow Shares is known, the Company will revise its disclosure in a pre-effective amendment to the Amended Registration Statement to disclose such timing.

•

We note that the merger agreement discloses that certain of the escrow shares will be “set aside and allocated as agreed upon by Parent and the Company, including for the benefit of some or all of the Non-Redeeming Parent Stockholders.” When you finalize your disclosure, please also clarify whether certain of the escrow shares may be allocated to the sponsor or EarlyBird Capital, each of whom it appears could be deemed non-redeeming stockholders.

Response: We respectfully advise the Staff that once the parties finalize the allocation of the Escrow Shares, the Company will revise its disclosure in a pre-effective amendment to the Amended Registration Statement to describe such allocation, including by disclosing the persons or categories of persons to whom Escrow Shares are to be allocated.

•

Last, once the foregoing terms are finalized, please update your discussion of the applicable material tax consequences to also address the consequences to shareholders upon receiving such allocated shares, and address such consequences in the tax opinion from counsel to be filed as exhibit 8.1.

Response: In response to the Staff’s comment, the disclosure on pages 220 and 225 through 226 of the Amended Registration Statement under the heading “Material U.S. Federal Income Tax Considerations for Holders of Class A Stock” has been revised to disclose the material U.S. federal income tax considerations for non-redeeming holders of Class A Stock to whom Escrow Shares may be allocated, and a form of tax opinion of counsel has been filed as Exhibit 8.1 to the Amended Registration Statement. We respectfully advise the Staff that this disclosure will be finalized once the parties have determined the allocation of the Escrow Shares.

The Background of the Business Combination, page 154

2.

We note your response to comment 14, as well as your amended disclosure. Please revise your discussion to discuss how your valuation was done. In this regard, we note your disclosure that “[t]he reduction in the valuation multiples of the comparable companies implied that a similar reduction would be demanded by public market investors with respect to Getaround.” Such disclosure does not clarify whether you utilized a multiple in calculating the valuation, and while we note you discuss the comparable companies analysis and projections in your revised disclosure on page 161, such disclosure does not appear to indicate how the parties calculated the valuation (e.g., whether such projections or analyses were utilized in connection with the valuation methodology).

InterPrivate II Acquisition Corp.

September 26, 2022

Response: In response to the Staff’s comment, the disclosure on pages 164 through 166 and 168 through 169 of the Amended Registration Statement has been revised accordingly.

3.

We note your disclosure that “InterPrivate II reviewed a comparable company analysis (similar to what is discussed below under the section titled “InterPrivate II’s Board of Directors’ Reasons for the Approval of the Business Combination — Valuation Benchmarking”).” In connection therewith, please:

•

Explain what you mean by “similar” and revise to clarify who prepared such analysis (e.g., if this was also Interprivate II’s management). To the extent that Interprivate II reviewed different sets of comparable company analyses, please revise to clarify and also include such additional analyses in the proxy statement/prospectus.

•

Provide a more robust discussion of the valuation framework and address the reasons that the “comparable company analysis was focused largely on the following valuation framework: Enterprise Value to 2023 Estimated Revenue multiple.” In this regard, it appears that this may be the “enterprise value / estimated calendar year 2023 revenue” framework discussed on pages 174-5, which we note appears to be only one of four frameworks in the “Valuation Benchmarking” disclosure.

•

Provide a more robust discussion of how the above-mentioned framework “relied upon the 2023 Estimated Net Revenues amount included” in your discussion of Getaround’s unaudited prospective financial information. In this regard, we note your discussion of the “key elements of the prospective financial information” does not appear to include “estimated net revenues.” Revise accordingly to ensure consistency throughout the proxy statement/prospectus.

Response: In response to the Staff’s comment, the disclosure on pages 166 through 169 of the Amended Registration Statement has been revised accordingly.

4.

We note your response to comment 15, as well as your amended disclosure beginning on page 159 that “LionTree assisted Interprivate II in its analysis of the financial projections . . . and with developing InterPrivate II’s views on the potential strengths and weaknesses of different valuation frameworks that could be applied to companies that may share similar financial and growth characteristics with Getaround.” We also note your discussion on page 161 of Interprivate II’s review of such analyses and certain frameworks, which indicates that Interprivate II “focused largely” on a single framework over others. Please revise here to provide a more detailed discussion of LionTree’s role in assisting Interprivate II in reviewing such valuation frameworks.

Response: In response to the Staff’s comment, the disclosure on pages 163 through 166, 168 through 169 and 173 of the Amended Registration Statement has been revised accordingly.

5.

We note your response to comment 16, as well as your amended disclosure on page 164 that the parties desired “to retain broad flexibility to evaluate and propose a variety of potential future incentive structures” and that “they determined that it would be beneficial to defer adopting a specific approach.” We note that the merger agreement appears to include a provision pertaining to the reallocation of the escrow shares, but it does include any provision or reference to the potential reallocation or forfeiture of the sponsor’s warrants. In connection with the parties’ decision to defer adopting a specific approach to the incentive structures at signing, please provide a more robust discussion of the decision to agree to a merger agreement provision pertaining to the escrow shares but not the sponsor’s private warrants.

Response: In response to the Staff’s comment, the disclosure on page 171 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

September 26, 2022

6.

We note your response to comment 17, as well as your amended disclosure. Please provide a more robust discussion of the process that led to the parties deciding to allocate a portion of the merger consideration to a PIPE protection amount, including the rationale therefor. In this regard, we note it appears it may have been possible for the parties to preserve the possibility of a PIPE without actually allocating any portion of the merger consideration to such potential PIPE.

Response: In response to the Staff’s comment, the disclosure on pages 165 and 171 of the Amended Registration Statement has been revised accordingly.

7.

We note your disclosure on page 182 that “[i]n connection with InterPrivate II’s evaluation of a potential business combination transaction with Company B . . . , InterPrivate II engaged Morgan Stanley pursuant to separate agreements to serve as InterPrivate II’s financial advisor and co-placement agent.” Please discuss such engagement here to provide shareholders with a complete picture of Morgan Stanley’s role as an advisor to InterPrivate II in its search for a target company.

Response: In response to the Staff’s comment, the disclosure on pages 175, 190, 191 and 193 of the Amended Registration Statement has been revised accordingly.

InterPrivate II’s Board of Directors’ Reasons for the Approval of the Business Combination, page 168

8.

We note your response to comment 18, as well as your amended disclosure that InterPrivate II’s board reviewed a sensitivity analysis “given the inherent limitations of the prospective financial information of Getaround.” In connection therewith:

•

Please revise to highlight in this section that the assumptions of the unaudited prospective financial information “are no longer accurate,” as you disclose on page 176. In particular, please address this issue in your discussion on pages 173-4, where you state that “[t]his prospective financial information formed the basis for InterPrivate II’s [comparable public company] analysis and are subject to the assumptions described in [such] section . . . .” In revising your disclosure, please clarify whether the assumptions were accurate at the time of the board’s approval. The disclosure appears to indicate that the assumptions would not be accurate, given that they were prepared with an expectation of closing in the second quarter of 2022, the same quarter during which the board approved the transaction.

•

Your disclosure and response indicates that InterPrivate II’s board reviewed the “sensitivity analysis demonstrating the impact of three different Getaround business performance scenarios” in its assessments of the aggregate consideration. To the extent that the board reviewed such analysis, please revise to state as much in your discussion of the aggregate consideration on page 169.

Response: In response to the Staff’s comment, the disclosure on pages 175 through 176, 180 and 183 of the Amended Registration Statement has been revised accordingly.

9.

We note your disclosure that the sensitivity analysis “showed different scenarios of the future projections” and was based “on a range of estimated Getaround revenues for calendar year 2025 from the most conservative estimate of $602 million to the most optimistic estimate of $825 million.” Please revise to clarify who prepared the sensitivity analysis, and as such analysis accounts for a range of estimate revenue projections that Interprivate II considered, please tell us whether multiple sets of projections were prepared and delivered to the Getaround board and Interprivate II. If so, please include these in the section entitled “Certain Unaudited Prospective Financial Information of Getaround.”

InterPrivate II Acquisition Corp.

September 26, 2022

Response: In response to the Staff’s comment, the disclosure on pages 183 through 184 of the Amended Registration Statement has been revised accordingly. We respectfully advise the Staff that the earlier projections that were shared with InterPrivate II’s management, which are referred to on pages 163 and 166 in “The Background of the Business Combination” section of the Amended Registration Statement, were not relied upon by the InterPrivate II board of directors in making its decision to approve the Business Combination. At the time, the projections were being continuously updated by Getaround, and Getaround represented that such projections were subject to further change. As such, the Company does not believe that these prior projections are material to investors, and given that they did not inform the InterPrivate II board’s decision to approve the Business Combination, the Company does not believe they are required to be disclosed in the section entitled “Certain Unaudited Prospective Financial Information of Getaround.”

10.

We note that Getaround’s estimated 2025 revenue, as disclosed on page 178, is $780.497 million, which is considerably closer to the more optimistic estimate noted in the sensitivity analysis. Please discuss here whether and how the projections were considered when selecting the conservative and optimistic estimates in this analysis, and to the extent that the projections are deemed to be “optimistic,” revise to state as much in your discussion on page 176.

Response: In response to the Staff’s comment, the disclosure on page 183 of the Amended Registration Statement has been revised accordingly.

Certain Unaudited Prospective Financial Information of Getaround, page 176

11.

We note your response to comment 19, as well as your amended disclosure that management selected the “five-year period based on precedent transaction disclosures, publicly available information provided to Getaround by its financial advisors prior to their resignations, and Getaround management’s desire to inform potential investors of Getaround’s planned path to profitability . . . .” To provide shareholders with additional context, please provide a more specific basis for how and why Getaround’s management selected a “five-year period” for its forecasts (e.g., elaborate on the precedent transactions and which industry they were in, or provide more disclosure regarding the type and source of publicly available information provided to Getaround). In connection therewith, given the high and sustained growth rate indicated by the projections, please discuss the risks, if any, that such projections could be unrealistic and as such could potentially have resulted in inflated valuation conclusions.

Response: In response to the Staff’s comment, the disclosure on pages 184 through 185 of the Amended Registration Statement has been revised accordingly.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 181

12.

We note your response to comment 22 that “none of Morgan Stanley, Goldman Sachs and BofA Securities or their respective affiliates was involved in the preparation of . . . the disclosure regarding the projected financial information of Getaround: (emphasis added). Please clarify whether any of these advisors assisted in preparing or reviewing the material underlying the disclosure regarding projected financial information (emphasis added). In this regard, we note your disclosure on page 176 that the Getaround’s management in-part “decided to provide projections over a five-year period based on . . . publicly available information provided to Getaround by its financial advisors prior to their resignations . . . .” To the extent that any of the financial advisors did assist in preparing such material, please state as much in the proxy statement/prospectus.

Response: We supplementally advise the Staff that the financial advisors were only involved insomuch as they provided relevant information to Getaround upon its request from publicly available sources, as disclosed on page 184 of the Amended Registration Statement, and reviewed the forecast as part of their due diligence. None of Morgan Stanley, Goldman Sachs or BofA Securities were involved in either assisting or preparing the unaudited prospective financial information of Getaround or the related disclosures, which was prepared by Getaround’s internal finance team in consultation with Getaround’s executive officers and the Getaround Board.

InterPrivate II Acquisition Corp.

September 26, 2022

13.

We also note your response that “[a]s disclosed in the Amended Registration Statement, BofA Securities reviewed certain disclosure contained in the Registration Statement.” Please direct us to the page number where such disclosure appears, or revise the disclosure to discuss the substance of your response to comment 22.

Response: In response to the Staff’s comment, the disclosure in the letter to InterPrivate II stockholders and on pages 46, 115 and 192 of the Amended Registration Statement has been revised accordingly.

14.

We note your response to comment 23, as well as your amended disclosure that “[s]uch actions indicate that neither of these former co-placement agents and financial advisors wants to be associated with the disclosure or the underlying business analysis related to the Business Combination.” Please revise to also state that Goldman Sachs and BofA Securities’ resignations indicate that they are not willing to have the liability associated with their work in this transaction.

Response: In response to the Staff’s comment, the disclosure on pages 46, 114 through 115 and 192 of the Amended Registration Statement has been revised accordingly.

15.

We note your response to comment 26, as well as your amended disclosure that each of Goldman Sachs and BofA Securities “declined to provide the letter and has not otherwise confirmed whether it agrees with the disclosure made in this proxy statement/prospectus relating to their respective terminations.” Additionally, please discuss whether the firms discussed the reasons for their resignations and forfeiture of fees with management.

Response: In response to the Staff’s comment, the disclosure on pages 46, 115 and 192 of the Amended Registration Statement has been revised accordingly.

16.

We note your response to comment 28. Please disclose and quantify any fees that would have been due to Goldman Sachs and BofA Securities in connection with their roles as financial advisors. Please also quantify the “percentage of the gross proceeds” that would have been due in the event of a PIPE investment.

Response: In response to the Staff’s comment, the disclosure on pages 46, 115 and 192 of the Amended Registration Statement has been revised accordingly.

17.

We note your response to comment 29, as well as your amended disclosure that “InterPrivate II did not engage Morgan Stanley as a financial advisor, placement agent or in any other capacity in connection with the Business Combination” (emphasis added). In connection therewith, please make the following revisions:

•

Revise to reconcile this with your discussion of the business combination marketing agreement, which indicates that InterPrivate II did engage Morgan Stanley in an advisory capacity in connection with the business combination. In this regard, we also note your disclosure that “the services to be provided by each of Morgan Stanley, Goldman Sachs and BofA Securities were complete or substantially complete at the time of the resignations,” which appears to indicate that Morgan Stanley did perform certain agreed-upon services and that such services were at least substantially complete prior to Morgan Stanley’s removal from the business combination marketing agreement on July 5, 2022.

InterPrivate II Acquisition Corp.

September 26, 2022

•

Disclose the date upon which “InterPrivate II determined not to engage Morgan Stanley . . . to otherwise perform the services under the business combination marketing agreement in connection with the Business Combination because Morgan Stanley was engaged as a financial advisor to a competitor of Getaround.” In this regard, it appears that such decision was made after March 9, 2021 but before May 11, 2022.

Response: In response to the Staff’s comment, the disclosure on pages 190, 191 and 193 of the Amended Registration Statement has been revised accordingly.

18.

We note your response to comment 30, as well as your disclosure on page 183 that “[t]he resignations of Goldman Sachs and BofA Securities, including its waiver of fees for services that had already been rendered, is unusual and some investors may find the Business Combination less attractive as a result.” Please also address the unusual nature of Morgan Stanley’s resignation and waiver. Additionally, tell us whether you are aware of any disagreements with Morgan Stanley regarding the disclosure in your registration statement, and disclose whether Morgan Stanley provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Morgan Stanley was waiving deferred fees, despite already substantially completing their services, please indicate so in your registration statement. Last, please revise the risk factor disclosure on page 106 to explicitly clarify that Morgan Stanley has performed substantially all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated, if true, as your disclosure on page 184 indicates that Morgan Stanley at least substantially completed its required services.

Response: In response to the Staff’s comment, the disclosure on pages 47, 115, 190 through 191 and 193 of the Amended Registration Statement has been revised accordingly.

Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 211

19.

We note your response to comment 33. Please provide disclosure as to the tax consequences of the merger in this section and file an opinion as an exhibit to the registration statement. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the merger, then disclosure and an appropriate tax opinion are required with respect to the transaction as a whole. If there is uncertainty regarding the tax treatment of the merger, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion.

Response: In response to the Staff’s comment, the disclosure on pages 220 and 225 through 226 of the Amended Registration Statement has been revised accordingly and a form of tax opinion of counsel has been filed as Exhibit 8.1 to the Amended Registration Statement.

Information about Getaround, page 249

20.

We note your response to comment 36, as well as your amended disclosure that your definition of “active cars” includes connected cars and that your definition of “connected cars” includes vehicles “regardless of whether they are shared on our marketplace.” Please tell us why you include cars not shared in your marketplace as “active cars” and/or revise accordingly to reconcile with your statement that “Getaround is a global marketplace, with approximately 66,000 active cars.” In this regard, such disclosure appears to indicate that there are 66,000 active cars in your marketplace, but your definition of active cars indicates that certain active cars may not be shared on your marketplace.

Response: In response to the Staff’s comment, the disclosure on page 260 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

September 26, 2022

21.

We note your response to comment 38 that “the majority of Getaround’s revenue comes from hosts with more than one car listed, and not because of any meaningful difference in other characteristics or behaviors of Powerhosts relative to those of regular hosts.” Please explain how the differences between your single-car hosts and Powerhosts are not meaningful, or alternatively revise your disclosure to highlight the difference and include a breakdown of such revenue to provide shareholders with additional context regarding your revenue model. In this regard, we note your press release, dated March 5, 2021, in which your Chief Operating Officer stated that you had “started to see an increase in Power Hosts with fleet sizes that have grown from an average of eight cars last year to 12 cars this year, and even have Power Hosts with dozens of cars” (emphasis added). Your website also distinguishes between the characteristics of single-car hosts, small-fleet power hosts and large-fleet power hosts, and you state that that “[l]ike the small-fleet owner, [the large-fleet power host] is likely a medium to large company using car sharing to increase a pre-existing fleet’s income during idle hours.”

Response: In response to the Staff’s comment, the disclosure on page 65 of the Amended Registration Statement has been revised to provide an example of the approximate percentage of Gross Booking Value represented by Powerhosts for Getaround’s most recently completed fiscal year.

Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020 Total Revenues, page 296

22.

We note your response and related revisions to comment 48 including what appears to be a hypothetical statement contemplating “same or higher number of booked trips.” Given that your actual number of booked trips decreased both in the interim period of 2022 and the fiscal year 2021 compared to previous periods, please revise to discuss the impact of the decrease in booked trips for the periods presented. In addition, we note that the explanation for the service revenue increases for the 2022 interim period and the fiscal year 2021 is substantively the same despite the percentage of the increase being materially different from each other. Please revise to meaningfully explain the fluctuations in the results for each period. Finally, please tell us how you considered other factors that may contribute to fluctuations in results such as the number of cities/countries served, expansion of existing markets, partnerships with other companies/distribution channels, etc.

Response: In response to the Staff’s comment, the disclosure on pages 297 through 298, 302 through 303, 307 through 308, and 312 of the Amended Registration Statement has been revised to delete the hypothetical example, which was meant to be illustrative, and to add the requested discussion regarding the net impact of the decreased number of booked trips during the year ended December 31, 2021 compared to the year ended December 31, 2020, and the different sources of fluctuations in results.

We supplementally inform the Staff that no single factor in isolation contributes meaningfully to changes in Getaround’s revenue from time to time. Getaround’s revenue tends to change with the relative mix of cars on its marketplace, the relative mix of customer-specific use cases at a point in time (e.g., vacation travel and local trips), the scale of different cities across North America and Europe, foreign currency fluctuations, and the local pricing optimizations performed on a per-car and per-trip basis by its dynamic pricing system. Getaround serves multiple use cases in generating demand for the service, and variability may exist in one or more of these demand use cases simultaneously, but the product and its pricing algorithms are designed to maximize revenue yield at any point in time by incentivizing demand to activate on the platform, mitigating the impact of any single factor. For the periods presented, Getaround did not meaningfully invest in geographic expansion, densification within existing markets, or negotiating partnerships with other companies or distribution channels. As discussed on page 296 of the Amended Registration Statement, the focus of the business in these periods presented was on preservation of supply in a period of market turbulence.

Non-GAAP Financial Measures

Trip Contribution Profit and Trip Contribution Margin, page 303

InterPrivate II Acquisition Corp.

September 26, 2022

23.

We note your response and related revisions to comment 46 indicating that you view net loss as the most directly comparable GAAP measure for reconciliation of your non-GAAP financial measures. Although we understand that you do not report gross margin in your financial statements, we believe that gross margin as defined in GAAP represents the most directly comparable GAAP financial measure that should be identified and used in your reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. Accordingly, please revise your presentation to reconcile your non-GAAP financial measures to a fully loaded gross margin as defined in GAAP. In addition, revise to disclose the fully loaded GAAP gross profit margin with equal or greater prominence in the fifth paragraph on page 250 where you disclose the trip contribution margin.

Response: In response to the Staff’s comment, the disclosure on pages 261 and 314 through 316 of the Amended Registration Statement has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management of InterPrivate II, page 376

24.

We note your response to comment 52, as well as your amended disclosure in footnote (9) that “[e]ach of the aforementioned entities and individuals disclaims beneficial ownership of the shares held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any” (emphasis added). Please note that beneficial ownership is not determined based on pecuniary interest. Please revise to clarify here that the persons listed are the beneficial owners of the securities given their authority over the voting and/or investment power over such securities. Please refer to Instruction 2 to Item 403 of Regulation S-K and Rule 13d-(3)(a) of the Exchange Act.

Response: In response to the Staff’s comment, the disclosure on page 391 of the Amended Registration Statement has been revised accordingly.

Getaround, Inc.

Notes to Consolidated Financial Statements

General, page F-74

25.

We note in your response to comment 56 that Getaround does not sell the Connect IoT device to the hosts. Please clarify that the device is sold by a third party and therefore no related fees are recognized. Additionally, please disclose the information provided in your response.

Response: We respectfully advise the Staff that Connect IoT devices are not sold to hosts by either Getaround or third-party sellers. These devices are installed in the host’s car under a license in exchange for a fixed monthly subscription fee as described in the section entitled “Subscription Fees” in Note 2 to Getaround’s consolidated financial statements on page F-74 of the Amended Registration Statement. Under these subscriptions, the Connect IoT devices remain the property of Getaround. Such devices (including those purchased by Getaround from third-party vendors) are held as fixed assets on Getaround’s balance sheet and amortized over their useful life as further described in the section entitled “Property and Equipment” in Note 2 to Getaround’s consolidated financial statements on page F-72 of the Amended Registration Statement.

2. Summary of Significant Accounting Policies Costs and Expenses, page F-80

26.

We note your response and related revision to comment 55. Considering your disclosures throughout the document highlighting the importance and the reliance on continued innovation in your technology and marketplace including your proprietary platform and fourth generation hardware, and your disclosures regarding your technology and product development expenses which include prototypes, product testing and testing equipment, and compensation and related personnel costs associated with the development of your software, hardware, and user experience, please explain to us how research and development expenses incurred were not material.

InterPrivate II Acquisition Corp.

September 26, 2022

Response: We respectfully advise the Staff that, during the COVID-19 pandemic, Getaround significantly reduced payroll-related costs associated with engineering and, as noted in its disclosures on page 296 of the Amended Registration Statement, directed efforts towards operational efficiencies and incremental improvements. Prior to the COVID-19 outbreak, Getaround was focused on scaling its operations globally by leveraging technology developed in prior years as well as integrating its global operations and technology platforms, including from the result of acquisitions made to expand across Europe. We supplementally advise the Staff that Getaround has resumed its engineering-related hiring and plans on completing integration activities, as well as increasing investment in technology and product development. As a result, costs associated with research and development activities are expected to become material in the future. Accordingly, in response to the Staff’s comment, the disclosure on page 299 of the Amended Registration Statement has been revised to highlight this known trend.

27.

We note your response to comment 60. It appears there are certain costs in Operations and Support Expenses, and Technology and Product Development Expenses that relate directly to a revenue stream and/or transactions between the hosts and the guests, and to maintenance of your platform - e.g. auto insurance, claims, customer relationships, and compensation and related personnel costs associated with the maintenance of your software, hardware, and user experience. Given the nature of these expenses, please tell us why these costs are not included in Cost of Revenue.

Response: We respectfully advise the Staff that, similar to the major publicly traded marketplace operators, certain of Getaround’s costs, even though indirectly related to sales transactions, are not properly characterized as costs of revenue because they are not necessary for a sales transaction to occur or for Getaround to fulfill its contractual promise. This is because those supporting costs and functions could be entirely eliminated and hosts and guests would still transact on Getaround’s platform and Getaround would continue to fulfill its contractual promise of connecting hosts and guests via its platform. As a result, the only costs directly related to the realization of revenue transactions in Getaround’s marketplace are costs associated with platform hosting, payment card processing (inclusive of any chargebacks) and the amortization of developed technology and platform features

19. Related-Party Transactions, page F-117

28.

We note your response and revisions to comment 66 and reissue our comment in part. Please revise to disclose all relevant terms and information related to your stockholder notes with your founders and board members in the Certain Getaround Relationships and Related Party Transaction section starting on page 315. In this regard, relevant terms and information related to 2018 stockholder notes appear to be missing.

Response: We respectfully advise the Staff that neither of the holders of the two Stockholder Notes issued in 2018 are currently executive officers or directors of Getaround nor are they expected to serve as a director or executive officer of New Getaround. Under Item 18(a)(7) of Form S-4, Item 404 of Regulation S-K disclosure is required for persons who will serve as a director or executive officer of the surviving or acquiring company. Accordingly, we have not added the requested disclosure.

Exhibit Index, page II-4

29.

We note your response to comment 3, as well as your amended disclosure that “the shares of Class A Stock the Consenting Getaround Stockholders receive in the Business Combination will not be registered under the Securities Act and will be subject to restrictions on resale.” We note that Exhibit 107 contemplates the registration of all “45,000,000 shares that may be issued as earnout consideration following the Business Combination.” As it appears that such Consenting Getaround Stockholders may receive such registered earnout shares, please revise the fee table or alternatively provide us with your analysis as to how such proposed registration is consistent with the staff’s views on the registration of offers and sales where lock-up agreements are used, pursuant to Question 239.13 of the staffs Securities Act Sections Compliance and Disclosure Interpretations.

InterPrivate II Acquisition Corp.

September 26, 2022

Response: In response to the Staff’s comment, Exhibit 107 to the Registration Statement has been revised accordingly.

General

30.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, a risk factor has been added on pages 109 through 111 of the Amended Registration Statement as requested.

On behalf of the Company, we supplementally advise the Staff that the Sponsor is not, and is not controlled by, and does not have substantial ties with, a non-U.S. person. We further supplementally advise the Staff that we have been advised by Getaround that the same is not true for Getaround.

Organized in Delaware and headquartered in San Francisco, California, Getaround is a U.S. business within the meaning of CFIUS’s regulations and does not design, fabricate, develop, test, produce, or manufacture any critical technologies within the meaning of CFIUS’s regulations. Getaround has operations in numerous countries and accordingly has many non-U.S. customers and counterparties, but other than as described below, Getaround does not consider that it has any other “substantial ties” with non-U.S. persons.

Currently, four foreign persons each hold 10% or more of Getaround’s outstanding voting interests and/or have rights with respect to Getaround in addition to the right to vote their shares, such as the right to designate directors. None of these non-U.S. persons or any other non-U.S. persons will have any such rights with respect to New Getaround following the closing of the Business Combination, other than certain registration rights. The two largest non-U.S. stockholders of Getaround are SoftBank Vision Fund (AIV M2) L.P., a Delaware limited partnership (“SVF AIV”), and SVF Fetch (Cayman) Limited, a Cayman Islands limited company (“SVF Fetch,” and, together with SVF AIV, the “Softbank Investors”). The general partner and the manager of SVF AIV are both wholly owned direct subsidiaries of SoftBank Group Corp. (“Softbank”), a Japanese publicly traded corporation whose shares are traded on the First Section of the Tokyo Stock Exchange. SVF Fetch is indirectly owned by SoftBank Vision Fund L.P., a private investment fund managed by a wholly owned subsidiary of SoftBank. SVF AIV and SVF Fetch currently hold shares of Getaround Capital Stock which represent, respectively, 21.5% and 9.5% of Getaround’s outstanding voting interests (for a total of 31.0%). In December 2019, CFIUS cleared the acquisition of a voting interest of approximately 28.1% in Getaround by SVF AIV through the conversion of non-voting shares of Getaround held by SVF AIV into voting shares and SVF AIV’s right to designate one director to the Getaround Board. SVF AIV currently has the right to designate two directors to the Getaround Board. SVF Fetch also currently holds warrants to purchase shares of Getaround Series E-3 Preferred Stock, Getaround 2021 Bridge Notes, and Getaround 2022 Bridge Notes, none of which carry any voting rights. As disclosed in the Registration Statement, at the Closing, the warrants will be exercised and converted into the right to receive shares of Class A Stock in the Business Combination and the Getaround Bridge Notes will convert in accordance with their terms into shares of Class A Stock. In addition to the Softbank Investors, two other non-U.S. holders of Getaround Capital Stock each have the right to designate one director to the Getaround Board. Each of these two stockholders, together with its affiliates, currently holds less than 10% of Getaround’s outstanding voting interests.

InterPrivate II Acquisition Corp.

September 26, 2022

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Grant J. Levine, Esq. at (954) 768-8209 or the undersigned at (954) 768-8232.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Laurie L. Green, Esq.
Laurie L. Green, Esq.

cc: Ahmed Fattouh, Chairman and Chief Executive Officer